Lowell Farms Inc.
19 Quail Run Circle
Suite B
Salinas, California 93907

November 4, 2021

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Daniel Crawford

Re:
Lowell Farms Inc.
Registration Statement on Form S-1
File No. 333-260459

Dear Mr. Crawford:

Lowell Farms Inc. (the “Company”) hereby requests that its above-referenced Registration Statement on Form S-1, as amended, filed with the Securities and Exchange Commission (the “Commission”) be declared effective by the Commission at 5:30 p.m. on November 8, 2021 or as soon thereafter as is practicable.

The Company hereby acknowledges and confirms its understanding that the Company and its management are responsible for the accuracy and adequacy of the disclosure in the Registration Statement, notwithstanding any review, comments, action or absence of action by the staff of the SEC.

The Company requests that it be notified of the effectiveness of the Registration Statement by telephone call to Kenneth G. Alberstadt of Akerman LLP at 212-880-3817.

Very truly yours,

LOWELL FARMS INC.

By:	/s/ Mark Ainsworth
Name: Mark Ainsworth
Title: Chief Executive Officer